UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2023
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether

the registrant files or will file

annual reports under cover of Form 20-F

or Form 40-F.
Form 20-F
☒
Form 40-F
☐
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
☐
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an attached
annual report to security holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
☐
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish a

report or other
document that the registrant foreign

private issuer must furnish and

make public under the laws of the jurisdiction

in which the
registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”), or

under the rules of the home country
exchange on which the registrant’s securities are traded, as long as the report or other document

is not a press release, is not required
to be and has not been distributed to

the registrant’s security holders, and, if discussing

a material event, has already been

the subject
of a Form 6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether

the registrant by furnishing the

information contained in this Form is

also thereby furnishing the
information to the Commission pursuant

to Rule 12g3-2(b) under the Securities

Exchange Act of 1934.
Yes
☐
No
☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.

Agenda and resolutions from the ABB Ltd Annual

General Meeting of Shareholders

held on March 23, 2023.

2.

Press release issued by ABB Ltd dated March

23, 2023, titled “ABB shareholders

approve all proposals at 2023 Annual
General Meeting”.
3.

Press release issued by ABB Ltd dated March

23, 2023, titled “ABB plans to

launch new share buyback of up to
$1 billion following completion of

2022-2023

program”.
2

ABB Ltd
TRAKTANDEN UND BESCHLÜSSE
AGENDA AND RESOLUTIONS
der ordentlichen Generalversammlung der Aktionärinnen und Aktionäre from the Annual General Meeting of Shareholders
vom 23. März 2023, 10:00–11:55 Uhr

held on March 23, 2023, 10:00 a.m.–11:55 a.m.

in der Halle 550, Zürich Oerlikon, Schweiz
at Halle 550, Zurich Oerlikon, Switzerland
___________________________________________________________________________
1.

Genehmigung des Lageberichts, der Konzernrechnung und der Jahresrechnung 2022
1.

Approval of the management report, the consolidated financial statements and the annual

financial
statements for 2022
Die

Generalversammlung

genehmigt

den

Lagebericht,

die

Konzernrechnung

und

die

Jahresrechnung 2022.
The

Annual

General Meeting

approves

the

management report,

the

consolidated financial

statements and
the annual financial statements for 2022.
Vertretene Stimmen:
Votes

represented:
1’206’409’738
Absolutes Mehr:
Absolute majority:
603’204’870
98.75 % Ja /
Yes
1’191’393’340 Stimmen /
votes
0.10 % Nein /
No
1’310’810 Stimmen /
votes
1.15 % Enthaltung /
Abstention
13’705’588 Stimmen /
votes
ABB Ltd, Annual General Meeting

2023/Minutes

- 2/14 -
2.

Konsultativabstimmung über den Vergütungsbericht 2022
2.

Consultative vote on the Compensation

Report 2022
Die

Generalversammlung

stimmt

dem

Vergütungsbericht

2022

zu

(unverbindliche
Konsultativabstimmung).
The Annual General Meeting accepts

the Compensation Report 2022 (non-binding

consultative vote).
Vertretene Stimmen:
Votes

represented:
1’206’409’538
Absolutes Mehr:
Absolute majority:
603’204’770
91.46 % Ja /
Yes
1’103’406’317 Stimmen /
votes
7.11 % Nein /
No
85’784’554 Stimmen /
votes
1.43 % Enthaltung /
Abstention
17’218’667 Stimmen /
votes
3.

Entlastung des Verwaltungsrates und der mit der Geschäftsführung betrauten Personen
3.

Discharge of the Board of Directors and the persons entrusted with management
Die

Generalversammlung

erteilt

den

Mitgliedern

des

Verwaltungsrates

und

den

mit

der

Geschäftsführung betrauten Personen Entlastung für das Geschäftsjahr

2022.
The

Annual

General

Meeting

grants

discharge

for

financial

year

2022

to

the

members

of

the

Board

of
Directors and the persons entrusted with management.
Vertretene Stimmen:
Votes

represented:
1’205’628’484
Absolutes Mehr:
Absolute majority:
602’814’243
71.78 % Ja /
Yes
865’486’884 Stimmen /
votes
26.82 % Nein /
No
323’451’941 Stimmen /
votes
1.40 % Enthaltung /
Abstention
16’689’659 Stimmen /
votes
ABB AGM 2023 Short Minutes

- 3/14 -
4.

Verwendung des Bilanzgewinns

4.

Appropriation of earnings

Die Generalversammlung

stimmt

dem

Antrag des

Verwaltungsrat

es

zu,

aus

dem

zur Verfügung
stehenden

Bilanzgewinn

von

CHF 7’852’197’874

eine

Dividende

von

CHF

0.84

brutto

je
Namenaktie

auszuschütten

(maximal

CHF 1’650’385’863)

und

den

verbleibenden

Betrag

des
Bilanzgewinns auf neue Rechnung vorzutragen.
The Annual

General Meeting approves

the proposal

of the Board

of Directors

to distribute

a dividend out
of

the

earnings

available

(CHF 7,852,197,874)

in

the

amount

of

CHF

0.84

gross

per

registered

share
(maximum total

amount CHF 1,650,385,863) and to

carry forward

the remaining

amount of

the available
earnings to the new account.
Vertretene Stimmen:
Votes

represented:
1’206’397’352
Absolutes Mehr:
Absolute majority:
603’198’677
98.78 % Ja /
Yes
1’191’750’781 Stimmen /
votes
0.13 % Nein /
No
1’624’568 Stimmen /
votes
1.09 % Enthaltung /
Abstention
13’022’003 Stimmen /
votes
5.

Statutenänderungen

5.

Amendments to the Articles of Incorporation
Die

Generalversammlung

stimmt

dem

Antrag

des

Verwaltungsrates

zu,

die

Statuten

der
Gesellschaft

gemäss

den

im

Schweizerischen

Handelsamtsblatt

vom

24.

Februar

2023

und

auf
go.abb/agm

publizierten Änderungsvorschlägen anzupassen.
The

Annual

General

Meeting

approves

the

proposal

of

the

Board

of

Directors

that

the

Articles

of
Incorporation be amended pursuant to the proposed amendments published in the Swiss Official Gazette of
Commerce on February 24, 2023, and on go.abb/agm.
5.1.

Aktien und Kapitalstruktur

5.1.

Shares and Capital Structure
Vertretene Stimmen:
Votes

represented:
1’206’391’292
Absolutes Mehr:
Absolute majority:
603’195’647
98.78 % Ja /
Yes
1’191’788’081 Stimmen /
votes
0.11 % Nein /
No
1’344’176 Stimmen /
votes
1.11 % Enthaltung /
Abstention
13’259’035 Stimmen /
votes
ABB AGM 2023 Short Minutes

- 4/14 -
5.2.

Vinkulierung

5.2.

Restrictions on Registration
Vertretene Stimmen:
Votes

represented:
1’206’387’992
2
/
3
-Mehr:
2
/
3

majority:
804’258’662
98.77 % Ja /
Yes
1’191’579’819 Stimmen /
votes
0.11 % Nein /
No
1’434’374 Stimmen /
votes
1.12 % Enthaltung /
Abstention
13’373’799 Stimmen /
votes
5.3.

Generalversammlung

5.3.

General Meeting of Shareholders
Vertretene Stimmen:
Votes

represented:
1’206’391’057
Absolutes Mehr:
Absolute majority:
603’195’529
98.77 % Ja /
Yes
1’191’562’765 Stimmen /
votes
0.13 % Nein /
No
1’609’210 Stimmen /
votes
1.10 % Enthaltung /
Abstention
13’219’082 Stimmen /
votes
5.4.

Virtuelle Generalversammlung

5.4.

Virtual General Meeting of Shareholders
Vertretene Stimmen:
Votes

represented:
1’206’391’142
Absolutes Mehr:
Absolute majority:
603’195’572
76.62 % Ja /
Yes
924’345'026 Stimmen /
votes
21.90 % Nein /
No
264’210’552 Stimmen /
votes
1.48 % Enthaltung /
Abstention
17’835’564 Stimmen /
votes
ABB AGM 2023 Short Minutes

- 5/14 -
5.5.

Verwaltungsrat und Vergütung

5.5.

Board of Directors and Compensation
Vertretene Stimmen:
Votes

represented:
1’206’391’292
Absolutes Mehr:
Absolute majority:
603’195’647
98.16 % Ja /
Yes
1’184’204’035 Stimmen /
votes
0.66 % Nein /
No
8’071’867 Stimmen /
votes
1.18 % Enthaltung /
Abstention
14’115’390 Stimmen /
votes
6.

Kapitalband

6.

Capital Band
Die Generalversammlung genehmigt gemäss Antrag des Verwaltungsrates:
The Annual General Meeting approves as proposed by the Board of Directors:
(a) die Einführung eines Kapitalbands zwischen CHF 212’192’469

(untere Grenze) und
CHF 259’346’349 (obere Grenze), in dessen Rahmen der Verwaltungsrat ermächtigt ist, bis zum 23. März 2028, oder bis zu einem früheren Dahinfallen des Kapitalbands, das
Aktienkapital einmal oder mehrmals und in beliebigen Beträgen zu erhöhen oder
herabzusetzen oder Aktien direkt oder indirekt zu erwerben oder zu veräussern;

(a) the introduction of a capital band ranging from CHF 212,192,469

(lower limit) to CHF 259,346,349
(upper limit), within which the Board of Directors shall be authorized to increase or reduce the share
capital once or several times and

in any amounts or to acquire or dispose of shares directly or indirectly, until March 23, 2028, or until an earlier expiry of the capital band;
(b)

die Anpassung der Statuten durch Änderung von Artikel 4
ter

und Einführung von Artikel 4
quater
mit folgendem Wortlaut:
(b) the amendment of the Articles of Incorporation

by revising Article 4
ter

and introducing Article 4
quater
with the following wording:
Artikel 4
ter
– Kapitalband
1

Die Gesellschaft verfügt über

ein Kapitalband
zwischen CHF 212’192’469

(untere Grenze) und
CHF 259’346’349 (obere Grenze).

Der
Verwaltungsrat ist im Rahmen des Kapitalbands
ermächtigt, bis zum 23.

März 2028, oder bis

zu einem
früheren Dahinfallen des

Kapitalbands, das
Aktienkapital einmal oder

mehrmals und in beliebigen
Beträgen zu erhöhen oder

herabzusetzen oder Aktien
direkt oder indirekt zu

erwerben oder zu veräussern.
Die Kapitalerhöhung oder

-herabsetzung kann durch
Ausgabe von bis zu 196’474’500

voll zu liberierenden
Namenaktien mit einem Nennwert

von je CHF 0.12
bzw. Vernichtung von bis zu 196’474’500
Namenaktien mit einem Nennwert

von je CHF 0.12
oder durch eine Erhöhung

bzw. Herabsetzung der
Nennwerte der bestehenden

Namenaktien im Rahmen
des Kapitalbands erfolgen.
Article 4
ter
– Capital Band
1

The Company has a capital

band ranging from
CHF 212,192,469 (lower

limit) to CHF 259,346,349
(upper limit). The Board of Directors

shall be
authorized within the capital

band to increase or
reduce the share capital once

or several times and

in
any amounts or to acquire or

dispose of shares directly
or indirectly, until March 23, 2028, or

until an earlier
expiry of the capital band.

The capital increase

or
reduction may be effected

by issuing up to
196,474,500 fully paid-in registered

shares with a par
value of CHF 0.12 each

and cancelling up to
196,474,500 registered shares

with a par value of
CHF 0.12 each, as applicable,

or by increasing or
reducing the par value

of the existing shares within

the
limits of the capital band.
ABB AGM 2023 Short Minutes

- 6/14 -
2

Im Falle einer Ausgabe von

Aktien unterliegen
Zeichnung und Erwerb sowie

jede nachfolgende
Übertragung der Aktien

den Beschränkungen von
Art. 5 dieser Statuten.
3

Bei einer Erhöhung des

Aktienkapitals im Rahmen
des Kapitalbands legt der

Verwaltungsrat, soweit
erforderlich, den Zeitpunkt

der Ausgabe der neuen
Aktien, deren Ausgabebetrag,

die Art der Einlagen
(einschliesslich Barliberierung,

Sacheinlage,
Verrechnung und Umwandlung von Reserven

oder
eines Gewinnvortrags in Aktienkapital),

die
Bedingungen der Bezugsrechtsausübung

und den
Beginn der Dividendenberechtigung

fest. Dabei kann
der Verwaltungsrat neue Aktien mittels
Festübernahme durch eine

Bank, ein
Bankenkonsortium oder

einen

anderen Dritten und
anschliessendem Angebot

an die bisherigen Aktionäre
oder an Dritte (sofern die

Bezugsrechte der bisherigen
Aktionäre aufgehoben

sind oder nicht gültig

ausgeübt
werden) ausgeben. Der Verwaltungsrat ist ermächtigt,
den Handel mit Bezugsrechten

zu ermöglichen, zu
beschränken oder auszuschliessen.

Nicht gültig
ausgeübte Bezugsrechte

kann der Verwaltungsrat
verfallen lassen, oder er

kann diese bzw. Aktien, für
welche Bezugsrechte eingeräumt,

aber nicht gültig
ausgeübt werden, zu Marktkonditionen

platzieren oder
anderweitig im Interesse der

Gesellschaft verwenden.
4

Der Verwaltungsrat ist ferner im Fall einer Ausgabe
von Aktien ermächtigt, das

Bezugsrecht der Aktionäre
zu beschränken oder aufzuheben

und Dritten
zuzuweisen im Falle der Verwendung der Aktien:
a)

für die Übernahme von Unternehmen,
Unternehmensteilen oder

Beteiligungen oder

für
neue Investitionsvorhaben

oder im Falle einer
Aktienplatzierung für die

Finanzierung oder
Refinanzierung solcher Transaktionen;

oder
b)

zum Zwecke der Erweiterung

des
Aktionärskreises im Zusammenhang

mit der
Kotierung der Aktien an

inländischen oder an
ausländischen Börsen.
5

Nach einer Nennwertveränderung

sind neue Aktien im
Rahmen des Kapitalbands

mit gleichem Nennwert
auszugeben wie die bestehenden

Namenaktien.
6

Erhöht sich das Aktienkapital

aufgrund einer
Erhöhung aus bedingtem

Kapital nach Art. 4
bis

dieser
Statuten, so erhöhen sich

die obere und die untere
Grenze des Kapitalbands

entsprechend dem Umfang
der Erhöhung des Aktienkapitals.
7

Bei einer Herabsetzung des

Aktienkapitals im
Rahmen des Kapitalbands

legt der Verwaltungsrat,
soweit erforderlich, die Verwendung des
Herabsetzungsbetrags fest.
2

In the event of an issue of

shares, the subscription and
acquisition as well as any

subsequent transfer of

the
shares shall be subject to

the restrictions pursuant

to
Art. 5 of these Articles of Incorporation.
3

In the event of a capital increase

within the capital
band, the Board of Directors

shall, to the extent
necessary, determine the date of issue,

the issue price,
the type of contribution

(including cash contributions,
contributions in kind, set-off,

and conversion of
reserves or of profit carried

forward into share capital),
the conditions for the exercise

of pre-emptive rights,
and the beginning date

for dividend entitlement.

In this
regard, the Board of Directors

may issue new shares
by means of a firm underwriting

through a financial
institution, a syndicate of

financial institutions or
another third party and a subsequent

offer of these
shares to the existing

shareholders or third parties

(if
the pre-emptive rights

of the existing shareholders
have been withdrawn or

have not been duly exercised).
The Board of Directors is

entitled to permit, to restrict
or to exclude the trade with

pre-emptive rights. It

may
permit the expiration of

pre-emptive rights

that have
not been duly exercised, or

it may place such rights

or
shares as to which pre-emptive

rights have been
granted, but not duly exercised,

at market conditions
or may use them otherwise

in the interest of the
Company.
4

In the event of an issue of

shares, the Board of
Directors is further authorized

to restrict or deny the
pre-emptive rights of

shareholders and allocate

such
rights to third parties

if the shares are to be used:
a)

for the acquisition of an

enterprise, parts of an
enterprise, or participations,

or for new
investments, or, in case of a share

placement, for
the financing or refinancing

of such transactions;
or
b)

for the purpose of broadening

the shareholder
constituency in connection

with a listing of shares
on domestic or foreign

stock exchanges.
5

After a change of the par

value, new shares shall

be
issued within the capital band

with the same par value
as the existing shares.
6

If the share capital increases

as a result of an increase
from contingent capital pursuant

to Art.

4
bis

of these
Articles of Incorporation,

the upper and lower limits

of
the capital band shall

increase in an amount
corresponding to such increase

in the share capital.
7

In the event of a reduction

of the share capital within
the capital band, the Board

of Directors shall, to

the
extent necessary, determine the use of

the reduction
amount.
Artikel 4
quater
– Ausschluss von Bezugs-

oder
Vorwegzeichnungsrechten
Bis zum 23. März 2028

oder bis zu einem früheren
Dahinfallen des Kapitalbands

darf die Gesamtzahl

der
neu ausgegebenen Aktien,

welche (i) aus dem

bedingten
Aktienkapital gemäss Art. 4
bis

Abs. 1a dieser Statuten
unter Beschränkung oder

Aufhebung der Bezugs-

oder
Vorwegzeichnungsrechte und (ii) aus dem Kapitalband
gemäss Art. 4
ter

dieser Statuten unter Beschränkung

oder
Aufhebung der Bezugsrechte

ausgegeben werden,

in
jedem Fall 196’474’500 neue

Aktien nicht überschreiten.
Article 4
quater
– Exclusion of Pre-emptive

or Advance
Subscription Rights
Until March 23, 2028,

or an earlier expiry of

the capital
band, the total number

of newly issued shares which

may
be issued with the restriction

or withdrawal of (advance)
subscription rights (i) from

the contingent share

capital
pursuant to Art. 4
bis

para. 1a of these Articles

of
Incorporation, and (ii) from

the capital band pursuant

to
Art. 4
ter

of these Articles of Incorporation,

in any event
shall not exceed 196,474,500

new shares.
ABB AGM 2023 Short Minutes

- 7/14 -
Vertretene Stimmen:
Votes

represented:
1’206’382’493
2
/
3
-Mehr:
2
/
3

majority:
804’254’996
96.72 % Ja /
Yes
1’166’930’044 Stimmen /
votes
2.12 % Nein /
No
25’638’217 Stimmen /
votes
1.16 % Enthaltung /
Abstention
13’814’232 Stimmen /
votes
7.

Bindende Abstimmungen über die Vergütung des Verwaltungsrates und der
Geschäftsleitung

7.

Binding votes on the compensation

of the Board of Directors and the Executive Committee
7.1.

Bindende Abstimmung über den maximalen Gesamtbetrag der Vergütung des
Verwaltungsrates für die kommende Amtsdauer,

d. h. von der Generalversammlung 2023
bis zur Generalversammlung 2024

7.1.

Binding vote on the maximum aggregate amount

of compensation of the Board of Directors for the next
term of office, i. e. from the Annual General Meeting 2023

to the Annual General Meeting

2024
Die Generalversammlung genehmigt gemäss Antrag des Verwaltungsrates
The Annual General Meeting approves as proposed by the Board of Directors den maximalen Gesamtbetrag der Vergütung des Verwaltungsrat

es für die Zeitspanne von der
Generalversammlung 2023 bis zur Generalversammlung 2024 im Betrag von

CHF 4’400’000.
the

maximum aggregate

amount of

compensation of

the

Board of

Directors covering

the

period from

the
Annual General
Meeting

2023 to the Annual General Meeting

2024 in the amount of CHF 4,400,000.
Vertretene Stimmen:
Votes

represented:
1’206’381’747
Absolutes Mehr:
Absolute majority:
603’190’874
97.94

%
Ja /
Yes
1’181’487’729 Stimmen /
votes
0.86

%
Nein /
No
10’341’028 Stimmen /
votes
1.20

%
Enthaltung /
Abstention
14’552’990 Stimmen /
votes
ABB AGM 2023 Short Minutes

- 8/14 -
7.2.

Bindende Abstimmung über den maximalen Gesamtbetrag der Vergütung der
Geschäftsleitung für das folgende Geschäftsjahr, d. h. 2024
7.2.

Binding vote on the maximum aggregate amount

of compensation of the Executive

Committee for the
following financial year, i. e. 2024
Die Generalversammlung genehmigt gemäss Antrag des Verwaltungsrates
The Annual General Meeting approves as proposed by the Board of Directors den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das Geschäftsjahr 2024 im
Betrag von CHF 43’900’000.
the maximum aggregate amount of compensation of the Executive Committee for the financial year 2024 in the amount of CHF 43,900,000.
Vertretene Stimmen:
Votes

represented:
1’206’381’383
Absolutes Mehr:
Absolute majority:
603’190’692
93.73

%
Ja /
Yes
1’130’691’598 Stimmen /
votes
5.07

%
Nein /
No
61’159’903 Stimmen /
votes
1.20

%
Enthaltung /
Abstention
14’529’882 Stimmen /
votes
8.

Wahlen in den Verwaltungsrat

und Wahl des Präsidenten des Verwaltungsrates
8.

Elections to the Board of Directors and election of the Chairman of the Board of Directors
Die Generalversammlung

wählt gemäss

Antrag des Ver

waltungsrates folgende

Mitglieder in

den
Verwaltungsrat

für eine Amtsdauer bis zum

Abschluss der Generalversammlung 2024:
The Annual General Meeting elects

as proposed by the Board of Directors the following persons to the
Board of Directors for a term of office until completion of the

Annual General Meeting 2024:
● Gunnar Brock, als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’206’370’677
Absolutes Mehr:
Absolute majority:
603’185’339
94.83 % Ja /
Yes
1’144’007’196 Stimmen /
votes
4.07

%
Nein /
No
49’082’541 Stimmen /
votes
1.10

%
Enthaltung /
Abstention
13’280’940 Stimmen /
votes
ABB AGM 2023 Short Minutes

- 9/14 -
● David Constable, als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’206’370’677
Absolutes Mehr:
Absolute majority:
603’185’339
96.36

%
Ja /
Yes
1’162’459’993 Stimmen /
votes
2.54

%
Nein /
No
30’601’658 Stimmen /
votes
1.10

%
Enthaltung /
Abstention
13’309’026 Stimmen /
votes
● Frederico Fleury Curado, als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’206’370’677
Absolutes Mehr:
Absolute majority:
603’185’339
98.65

%
Ja /
Yes
1’190’034’932

Stimmen /
votes
0.25 % Nein /
No
3’019’590 Stimmen /
votes
1.10

%
Enthaltung /
Abstention
13’316’155 Stimmen /
votes
● Lars Förberg, als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’206’370’677
Absolutes Mehr:
Absolute majority:
603’185’339
97.05 % Ja /
Yes
1’170’825’530 Stimmen /
votes
1.84 % Nein /
No
22’206’519 Stimmen /
votes
1.11 % Enthaltung /
Abstention
13’338’628 Stimmen /
votes
ABB AGM 2023 Short Minutes

- 10/14 -
● Denise Johnson, als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’206’370’677
Absolutes Mehr:
Absolute majority:
603’185’339
95.63 % Ja /
Yes
1’153’592’118 Stimmen /
votes
3.26 % Nein /
No
39’360’328 Stimmen /
votes
1.11 % Enthaltung /
Abstention
13’418’231 Stimmen /
votes
● Jennifer Xin-Zhe Li, als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’206’368’276
Absolutes Mehr:
Absolute majority:
603’184’139
97.45 % Ja /
Yes
1’175’633’081 Stimmen /
votes
1.43 % Nein /
No
17’310’101 Stimmen /
votes
1.12 % Enthaltung /
Abstention
13’425’094 Stimmen /
votes
●
Geraldine Matchett,

als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’206’369’476
Absolutes Mehr:
Absolute majority:
603’184’739
98.74

%
Ja /
Yes
1’191’119’677 Stimmen /
votes
0.16

%
Nein /
No
1’925’857 Stimmen /
votes
1.10

%
Enthaltung /
Abstention
13’323’942 Stimmen /
votes
ABB AGM 2023 Short Minutes

- 11/14 -
● David Meline, als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’206’369’476
Absolutes Mehr:
Absolute majority:
603’184’739
98.73 % Ja /
Yes
1’191’065’640 Stimmen /
votes
0.15 % Nein /
No
1’819’277 Stimmen /
votes
1.12 % Enthaltung /
Abstention
13’484’559 Stimmen /
votes
●
Jacob Wallenberg,

als Mitglied / as Director
Vertretene Stimmen:
Votes

represented:
1’206’369’476
Absolutes Mehr:
Absolute majority:
603’184’739
95.95 % Ja /
Yes
1’157’575’870 Stimmen /
votes
2.94 % Nein /
No
35’529’645 Stimmen /
votes
1.11 % Enthaltung /
Abstention
13’263’961 Stimmen /
votes
●
Peter Voser,

als Mitglied und Präsident / as Director and Chairman
Vertretene Stimmen:
Votes

represented:
1’206’369’476
Absolutes Mehr:
Absolute majority:
603’184’739
91.10 % Ja /
Yes
1’098’986’440 Stimmen /
votes
7.78

%
Nein /
No
93’847’936 Stimmen /
votes
1.12

%
Enthaltung /
Abstention
13’535’100 Stimmen /
votes
ABB AGM 2023 Short Minutes

- 12/14 -
9.

Wahlen in den Vergütungsausschuss
9.

Elections to the Compensation Committee

Die

Generalversammlung

wählt

gemäss

Antrag

des

Verwaltungsrates

folgende

Mitglieder

des
Verwaltungsrates

in

den

Vergütungsausschuss

für

eine

Amtsdauer

bis

zum

Abschluss

der
Generalversammlung 2024:
The Annual General Meeting elects as

proposed by the Board of Directors the following members of the
Board of Directors to the Compensation Committee for a

term of office until completion of the

Annual
General Meeting 2024:
● David Constable
Vertretene Stimmen:
Votes

represented:
1’206’348’796
Absolutes Mehr:
Absolute majority:
603’174’399
96.02 % Ja /
Yes
1’158’393’385 Stimmen /
votes
2.84

%
Nein /
No
34’230’826 Stimmen /
votes
1.14

%
Enthaltung /
Abstention
13’724’585 Stimmen /
votes
● Frederico Fleury Curado
Vertretene Stimmen:
Votes

represented:
1’206’348’796
Absolutes Mehr:
Absolute majority:
603’174’399
96.74 % Ja /
Yes
1’167’038’310 Stimmen /
votes
2.12 % Nein /
No
25’579’230 Stimmen /
votes
1.14 % Enthaltung /
Abstention
13’731’256 Stimmen /
votes
● Jennifer Xin-Zhe Li
Vertretene Stimmen:
Votes

represented:
1’206’348’796
Absolutes Mehr:
Absolute majority:
603’174’399
97.27

%
Ja /
Yes
1’173’415’524 Stimmen /
votes
1.58 % Nein /
No
19’091’422 Stimmen /
votes
1.15

%
Enthaltung /
Abstention
13’841’850 Stimmen /
votes
ABB AGM 2023 Short Minutes

- 13/14 -
10.

Wahl der unabhängigen Stimmrechtsvertreterin
10.

Election of the independent proxy

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrat

es für eine Amtsdauer bis zum
Abschluss der ordentlichen Generalversammlung 2024:
The Annual General Meeting elects as

proposed by the Board of Directors for a term of office until completion of the Annual General Meeting

2024:
●
Zehnder Bolliger & Partner,

Advokatur & Notariat, Bahnhofplatz 1, 5400 Baden,
Schweiz
als unabhängige Stimmrechtsvertreterin.
as independent proxy.
Vertretene Stimmen:
Votes

represented:
1’206’312’551
Absolutes Mehr:
Absolute majority:
603’156’276
97.58 % Ja /
Yes
1’177’201’471 Stimmen /
votes
1.24 % Nein /
No
15’027’820 Stimmen /
votes
1.18 % Enthaltung /
Abstention
14’083’260 Stimmen /
votes
11.

Wahl der Revisionsstelle
11.

Election of the auditors
Die

Generalversammlung

wählt

gemäss

Antrag

des

Verwaltungsrates

KPMG

AG,

Zürich,

als
Revisionsstelle für das Geschäftsjahr 2023.

The Annual General Meeting elects

as proposed by the Board of Directors KPMG AG, Zurich, as the auditors for financial year 2023.

Vertretene Stimmen:
Votes

represented:
1’206’305’651
Absolutes Mehr:
Absolute majority:
603’152’826
98.65

%
Ja /
Yes
1’189’968’151 Stimmen /
votes
0.27 % Nein /
No
3’282’313 Stimmen /
votes
1.08 % Enthaltung /
Abstention
13’055’187 Stimmen /
votes
ABB AGM 2023 Short Minutes

- 14/14 -
Zürich, 23. März 2023

Für das Protokoll:
For the minutes:
/s/ Peter Voser /s/ Andrea Antonelli
Peter Voser Andrea Antonelli
Präsident des Verwaltungsrates
Chairman of the Board of Directors
Leiter der Konzernrechtsabteilung und

Sekretär des Verwaltungsrates
General Counsel and
Secretary to the Board of Directors
ABB AGM 2023 Minutes

—
ZURICH, SWITZERLAND,

MARCH 23,

2023
ABB shareholders approve all
proposals at 2023 Annual General
Meeting
ABB shareholders have approved

all the proposals of the

company’s Board of Directors at its 2023

Annual
General Meeting which was held

in Zurich, Switzerland today. A total of 603 shareholders

attended the
meeting who, together with the independent

proxy, represented 61.4 percent of the total share capital with

a
right to vote.
The shareholders supported the proposed

distribution of an increased

dividend of CHF 0.84 per share.

The
dividend payment in Switzerland

is planned for March 29, 2023. The

shareholders also approved

the
management report, the consolidated

financial statements and the annual

financial statements for 2022.
Peter Voser was confirmed as Chairman of the company’s

Board of Directors. Denise

C. Johnson was
elected as a new member to

the Board while Satish Pai did

not stand for re-election as announced
previously. All other members of the Board were re-elected

for another term: Jacob Wallenberg, Gunnar
Brock, David Constable, Frederico

Fleury Curado, Lars Förberg,

Jennifer Xin-Zhe Li, Geraldine Matchett

and
David Meline.
Furthermore, the introduction of a capital

band was supported. Within

the capital band the Board of Directors
is authorized to increase or reduce

the share capital until March 23,

2028, or until an earlier expiry of

the
capital band. The Board of Directors

plans to use the capital band

for the cancellation of shares repurchased
under the share buyback programs 2021/22

and 2022/23. The shareholders

also supported a number of
changes to ABB’s Articles of Incorporation,

which the Board of Directors proposed

in connection with the
recently revised Swiss corporate

law.
In addition, shareholders approved

in a binding vote the maximum aggregate

amount of compensation of

the
Board of Directors for the 2023–2024

term of office and of the Executive Committee

for the 2024 financial
year. In a non-binding consultative vote the shareholders

voted in favor of the compensation

report for 2022.
The final results of the Annual

General Meeting are available

on www.abb.com/agm. ABB will be reporting its
first quarter results on April 25, 2023.
ABB

is a technology

leader in electrification and

automation, enabling

a more sustainable and resource-
efficient future. The company’s solutions connect

engineering know-how

and software to optimize how things
are manufactured, moved, powered

and operated. Building

on more than 130 years of excellence, ABB’s
~105,000 employees are committed

to driving innovations

that accelerate industrial transformation.

www.abb.com
1/2

—
For more information

please contact:
Media Relations
Phone: +41 43 317 71

11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71

11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
ABB SHAREHOLDERS APPROVE

ALL PROPOSALS

AT 2023

ANNUAL GENERAL MEETING
2/2

—
ZURICH, SWITZERLAND,

MARCH 23,

2023
ABB plans to launch new share
buyback of up to $1 billion following
completion of 2022-2023 program
ABB has completed its share buyback

program that was launched

in April 2022. Through this buyback
program, ABB repurchased a total

of 67’459’000 shares – equivalent

to 3.29
percent of its issued share
capital at launch of the buyback program

– for a total amount of approximately

$2 billion over the past
12 months. This includes the remaining

$1.2 billion of the $7.8 billion

of cash proceeds from the Power Grids
divestment.
At today’s Annual General Meeting (AGM),

as separately announced,

ABB shareholders approved the
introduction of a capital band ranging

from CHF 212,192,469 of nominal

value (lower limit) to
CHF 259,346,349 of nominal value

(upper limit), i. e. from 90 percent

to 110 percent of ABB’s share capital
currently entered in the commercial

register. Within this capital band, the Board of

Directors is authorized to
increase or reduce the share capital

once or several times until

March 23, 2028, or until an earlier

expiry of
the capital band. The Board of Directors

intends to use this authorization

to cancel all shares repurchased
under the 2022-2023 share buyback

program as well as 15,283,500 shares

repurchased under the 2021-
2022 share buyback program which

have not been cancelled

yet.

Consistent with ABB’s capital allocation

principles and its capital structure optimization

program targeting to
maintain a strong investment grade

rating, ABB’s Board of Directors today

approved a new share buyback
program of up to $1 billion. The new

program is expected

to be launched in April 2023. It will

be executed on
a second trading line on the SIX Swiss

Exchange and is planned

to run until the company’s 2024 AGM.
ABB intends to use the new capital

band also for the cancellation

of the shares repurchased under this new
program.
In addition, ABB intends to purchase up

to 15 million shares until the 2024

AGM mainly for use in connection
with its employee share plans.
ABB currently owns approximately

107 million treasury shares, including

83 million shares repurchased

for
cancellation purposes.
ABB

is a technology leader in electrification

and automation, enabling

a more sustainable and resource-
efficient future. The company’s solutions connect

engineering know-how

and software to optimize how things
are manufactured, moved, powered

and operated. Building

on more than 130 years of excellence, ABB’s
~105,000 employees are committed

to driving innovations that accelerate

industrial transformation.
www.abb.com
1/2

Important notice about forward-looking

information
This press release includes forward-looking

information and statements concerning

the share buyback
program. These statements are based

on current expectations, estimates

and projections about

the factors
that may affect our future performance, and

are generally identifiable

by statements containing words such
as “intends”, “expects,” “plans”, or

similar expressions. However, there are many

risks and uncertainties,
many of which are beyond our control,

that could affect our ability to achieve any

or all of our stated targets.
Factors that could cause such differences

include, among others, business risks

associated with the volatile
global economic environment

and political conditions, changes

in governmental regulations

and currency
exchange rates and such other

factors as may be discussed

from time to time in ABB Ltd’s filings

with the
U.S. Securities and Exchange Commission,

including its Annual Reports

on Form 20-F. Although ABB Ltd
believes that its expectations reflected

in any such forward-looking

statement are based upon reasonable
assumptions, it can give no assurance

that those expectations will be achieved.
—
For more information

please contact:
Media Relations
Phone: +41 43 317 71

11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71

11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
ABB PLANS TO LAUNCH

NEW SHARE BUYBACK

OF UP TO $1 BILLION FOLLOWING

COMPLETION OF
2022-2023 PROGRAM
2/2

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be signed

on its
behalf by the undersigned, thereunto duly

authorized.
ABB LTD
Date: March 24, 2023. By: /s/ Ann-Sophie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: March 24,

2023.
By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance